Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

October 2, 2017 and the Prospectus dated May 21, 2015

Registration Nos. 333-204364 and 333-204364-01

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP LP

Fully and unconditionally guaranteed by American Campus Communities, Inc.

$400 million 3.625% Senior Notes due 2027

Issuer:	American Campus Communities Operating Partnership LP

Guarantor:	American Campus Communities, Inc.

Expected Ratings[1]:	Baa2 by Moody’s Investors Service (Stable outlook) and
BBB by Standard & Poor’s Ratings Services (Stable outlook)

Form of Offering:	SEC Registered

Aggregate Principal Amount:	$400 million

Trade Date:	October 2, 2017

Settlement Date:	October 10, 2017 (T+5)[2]

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2018

Stated Maturity Date:	November 15, 2027

Coupon:	3.625% per annum

Public Offering Price:	99.912%, plus accrued and unpaid interest, if any from October 10, 2017

Yield to Maturity:	3.635%

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Yield:	2.335%

1 Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

2 See “Underwriting – Conflicts of Interest” in the preliminary prospectus supplement for information regarding T+5 settlement.

Spread to Benchmark Treasury:	T+130 bps

Net Proceeds (before expenses):	$397,048,000

Optional Redemption:	The redemption price for notes that are redeemed prior to August 15, 2027 (3 months prior to the Stated Maturity Date of the notes) will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date but for such redemption (except that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of unpaid interest accrued thereon to, but not including, such redemption date), discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

The redemption price for notes that are redeemed on or after August 15, 2027 will be equal to 100% of the principal amount of the notes to be redeemed plus unpaid interest, if any, accrued to, but not including, the date of redemption.

CUSIP / ISIN:	024836 AD0 / US024836AD05

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BBVA Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	Capital One Securities, Inc.
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.

American Campus Communities, Inc. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that American Campus Communities, Inc. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about American Campus Communities, Inc., the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, American Campus Communities, Inc., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting Deutsche Bank Securities Inc., toll free at 800-503-4611; J.P. Morgan Securities LLC, collect at 212-834-4533; and Wells Fargo Securities, LLC, toll free at 800-645-3751.